EXHIBIT 12

OWENS-ILLINOIS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2014	2013

Earnings from continuing operations before income taxes	$404	$472
Less: Equity earnings	(48)	(49)
Add: Total fixed charges deducted from earnings	165	187
Dividends received from equity investees	44	52

Earnings available for payment of fixed charges	$565	$662

Fixed charges

Interest expense	$164	$184
Portion of operating lease rental deemed to be interest	1	3

Total fixed charges deducted from earnings and fixed charges	$165	$187

Ratio of earnings to fixed charges	3.4	3.5